~~Hilton Group plc~~

Interim Report 2002

82-1571

Ladbroke Group PLC


Hilton
LivingWell HEALTH CLUBS
SCANDIC HOTELS
Ladbrokes
1 2 3 4
8 9 10 11
15 16 17 18

dlw 9/18

Highlights

- > Group profit before taxation, goodwill amortisation and exceptional items down 9.9% to £130.0 million.
- > Betting and Gaming profits up 19.9% to £76.5 million due to the success of the betting tax change in October of last year and the further development of eGaming.
- > Hotel profits down 22.6% to £97.8 million following difficult trading conditions due to the continued uncertainty in global economies and lower outbound traffic.
- > Scandic integration complete with annual cost synergies of £10 million, ahead of expectations.
- > eGaming profits up from £0.2 million to £5.1 million as the business continues to demonstrate encouraging growth. The sites are now available in 11 languages, with 179,000 active customers from 136 countries during the period.
- > Interim dividend maintained at 3.40 pence.

	Half year to 30th June 2002 £m	Half year to 30th June 2001 £m	Year to 31st Dec 2001 £m
Turnover	2,567.7	1,911.8	4,161.8
Operating profit			
Hotels	97.8	126.3	255.3
Betting and Gaming	76.5	63.8	116.3
Central costs and income	(6.6)	(6.2)	(12.4)
	167.7	183.9	359.2
Interest	(37.7)	(39.6)	(79.0)
Profit before taxation, goodwill amortisation and exceptional items	130.0	144.3	280.2
Exceptional income/(charges) before taxation	–	35.0	(28.1)
EBITDA before exceptional items	237.7	239.3	479.8
Earnings per share before goodwill amortisation and exceptional items	6.42p	7.53p	14.30p
Basic earnings per share	4.20p	8.45p	8.94p
Dividend per share	3.40p	3.40p	8.92p

Review

Hotel Division

Turnover by region	Half year to 30th June 2002 £m	Half year to 30th June 2001 £m	Year to 31st Dec 2001 £m
United Kingdom	294.3	301.0	598.2
Europe and Africa	517.8	349.5	869.9
Middle East and Asia Pacific	336.9	324.4	670.8
The Americas	124.2	134.1	261.8
LivingWell	22.9	26.0	53.8
	1,296.1	1,135.0	2,454.5
Central and non-operating items	–	–	–
	1,296.1	1,135.0	2,454.5
Memo: Scandic acquired	221.5	28.1	257.2

Turnover is that of all hotels whether owned or managed.

verview of results

elieve the Group as a whole has performed atively well despite widely divergent performances m our two divisions, operating as they have, in ally different environments.

lton's historic focus on cost control has been intained without adversely affecting the level service our customers expect and due to the od condition of our estate it has been possible keep a tight control on capital expenditure. n the continent of Europe we have fully egrated Scandic and achieved more savings an we originally forecast. We are now well sitioned to benefit from an upturn in the Nordic arket as well as from the Scandic hotels we rebranding as Hilton.

the last six months we have opened ten new tels and are due to open another 25 in as varied stinations as São Paulo, Jeddah, Kuala Lumpur d Valencia.

e are now planning to expand our mid market tivities, bolstered by our experiences with andic, in the knowledge that our brand strengths, tribution and management skills offer us a luable opportunity in this growing sector, where will target to develop a chain of up to 200 tels by 2004.

Whilst the hotel sector has faced a difficult six months, the decrease in revpar of 5.4% is much less than in previous downturns. We believe our brand and management strengths will allow us to rebuild more quickly in the future.

Ladbrokes has benefited enormously from changes in the UK bookmaking industry reinforced by our investment, brand strength and ingenuity. We have seen and, I believe, will continue to see, increases in profit per shop, continued acceleration of the eGaming business and further growth in our telephone business.

The outcome of the negotiations with British racing and the football authorities have provided us with a stable platform for future growth. We look forward to further benefits from the Budd Report when the Government legislates the year after next. The World Cup was helpful but the final results were slightly disappointing. In the first six months of this year, eGaming had a turnover approaching £200 million from a standing start two years ago and the fixed odds betting terminals in our shops have proven to be an unexpected avenue for further growth.

The Board

On 22 July 2002 Nicholas Jones was appointed as a non-executive director of the Board of Hilton Group plc. Mr Jones is a distinguished corporate financier and is Vice Chairman of Lazard Brothers, a position he has held since 1999. His other interests include horseracing and from 1991 to 2000 he was Chairman of the National Stud.

Hotel Division

Business review

Trading has been difficult during the last six months caused by the continuing uncertainty in global markets and lower outbound traffic. The absence of international travel to gateway locations has prompted a successful drive by our sales and marketing teams, which has generated an increased amount of domestic business.

For example, in the UK, Hilton has put together a wide range of leisure packages throughout the 78 hotels in the UK and Ireland ranging from golf and seaside holidays to theatre breaks. Internationally, a Worldwide Resorts brochure has been launched promoting Hilton's 34 resort properties.

The historic focus on cost control has been maintained without adversely affecting the level of service associated with Hilton. Due to the good condition of our estate, it has been possible to keep a tight control on capital expenditure.

The integration of Scandic Hotels AB is now complete with cost synergies above our original expectations. The first rebranded hotel in the Nordic region, the Hilton Slussen, was launched in February and received a positive response from customers. The Hilton Malmo, Soestdinen and Infra City are due to be rebranded shortly, bringing the total number of Hilton rebrands in Europe, since acquisition, to 13.

Hilton International continues to expand overseas. During the period under review ten hotels were opened including Cologne, Chongqing (China), Narita New Tokyo International Airport, Seoul, Paris and Konya (Turkey). In March, the Duke of Edinburgh opened the Hilton London Paddington, formerly the Great Western Royal Hotel, part of Paddington station.

Profit by region	30th June 2002 £m	30th June 2001 £m	31st Dec 2001 £m
United Kingdom	47.6	70.2	126.1
Europe and Africa	35.4	37.9	96.0
Middle East and Asia Pacific	10.3	9.9	24.7
The Americas	10.4	13.1	24.0
LivingWell	2.1	2.1	4.1
	105.8	133.2	274.9
Central and non-operating items	(8.0)	(6.9)	(19.6)
	97.8	126.3	255.3
Memo: Scandic acquired	16.6	2.7	33.9

Profit is before goodwill amortisation and exceptional items and includes a contribution from management contracts and contingent lease hotels of £36.4 million (2001: £35.1 million).

Ongoing major projects include the 233 room extension at Gatwick Airport and the completion of the building of the Hilton Morumbi São Paolo in Brazil, which is due to open in the fourth quarter of 2002.

The Hilton Sydney, which was bought at the end of 2000, will close in the fourth quarter for a major refurbishment, which will re-position the hotel as the leading conference and banqueting hotel in the city.

Our Alliance with Hilton Hotels Corporation continues to be strong. Over 100,000 Scandic club members have already joined the HHonors Loyalty Programme, which now boasts over 13.4 million members worldwide.

Service delivery continues to be our main priority and customer satisfaction is monitored closely. Our comprehensive staff training programme has recently been extended with the successful launch of 'The Hilton University', which offers all employees the opportunity to further develop their career. The response has been very encouraging with over 2,000 courses already completed. 'Esprit', the popular staff incentive programme, has also been extended to all our hotels worldwide.

LivingWell has developed a new cost effective hotel health club concept, LivingWell Express, which is being piloted in the Scandic Copenhagan Sydhavnen hotel. The idea was developed by LivingWell and offers a quality experience for the business traveller.

Building on our existing presence in Australia, LivingWell is set to launch a new build programme with up to ten clubs anticipated to open in the next two years.

Operating results

The hotel division reported profit decreased by 22.6% to £97.8 million. Underlying profit, after adjusting for property changes and exchange movement, decreased by 30.2%. On a Worldwide basis (like for like, constant exchange rates including Scandic for 2001) revpar decreased by 5.4% representing a decrease of 2.8 percentage points in occupancy and a decrease in rate of 1.3%. Exchange rate movement negatively impacted results by £0.6 million.

United Kingdom and Ireland

In the UK we believe we continued to outperform the general market. In difficult trading conditions, like for like revpar declined by 7.5%. London hotels declined by 12.8% and provincial hotels by 2.4%. After adjusting for the effect of the 11 properties sold to the Royal Bank of Scotland last year and the addition of the Paddington and Trafalgar properties, profit decreased by 25.3%.

Europe and Africa

The Europe and Africa region saw profit fall by over 30% to £35.4 million (including the acquired Scandic properties in 2001 for comparability). Revpar for the period fell by 8.4% (like for like at constant exchange rates including Scandic for 2001). The region saw our owned and leased estate (Paris, Brussels, Munich, Amsterdam and Barcelona) affected relatively more severely than our managed portfolio. The £21 million refurbishment of the Hilton Zurich is now complete making it one of the leading business hotels in the area.

The acquired Scandic portfolio saw revpar for the period decrease by 4.2% (like for like at constant exchange rates). The positive effects of the re-branding process were evident in Germany where the four rebranded properties saw flat revpars in a market place that has seen a decline of 3% in the four star sector.

Hotel Division

Revenue per available room ("revpar") by region (like for like, constant currencies)	Half year to 30th June 2002 £	Half year to 30th June 2001 £	Cha
Hilton branded:			
United Kingdom			
– London	71.19	81.68	(12
– Provinces	49.75	50.98	(2
Total United Kingdom	57.70	62.36	(7
Europe and Africa	48.69	53.16	(8
Middle East and Asia Pacific			
– Middle East	31.02	33.42	(7
– Asia Pacific	50.11	48.26	
Total Middle East and Asia Pacific	43.33	43.00	
The Americas	45.59	49.65	(8
Overall Hilton branded	48.68	51.62	(5
Scandic branded	31.37	32.76	(4
Total Hotels			
– Occupancy	62.80%	65.56%	(4
– Average room rate	70.09	71.00	(1
– Revpar	44.02	46.55	(5

Note: 2001 includes a full six months of Scandic for comparability.

Betting and Gaming Division

Turnover by business	Half year to 30th June 2002 £m	Half year to 30th June 2001 £m	Year to 31st Dec 2001 £m
Europe			
– retail betting	1,353.3	933.2	2,037.5
– telephone betting	193.8	125.8	284.7
– eGaming	192.3	62.8	188.2
Vernons	15.1	15.3	29.9
	1,754.5	1,137.1	2,540.3
International gaming	1.1	79.0	80.8
	1,755.6	1,216.1	2,621.1

The Americas
In the Americas revpar decline was 8.2% (like for like at constant exchange rates) with profits down 20.6% to £10.4 million. The Caribbean properties have performed well under difficult circumstances and the Caribe has kept revpar declines to below 10%. In North America trading remains weak although the refurbished Hilton Toronto increased profits versus 2001. The economic and political uncertainty throughout Latin America has not had a significant impact as the majority of our properties are managed.

Middle East and Asia Pacific
The Middle East and Asia Pacific region saw profits increase by 4.0% to £10.3 million on revpar increasing by 0.8% (like for like at constant exchange rates). Trading remains mixed and surprisingly the World Cup had an adverse impact on those properties affected, which saw revpar decline by 7.1% year on year in the month of June. Tokyo Bay has performed well on the back of the new Disney Park and revpar increased by 17.7%. The Hilton Sydney and adjoining office complex will shortly undergo a full refurbishment in the fourth quarter of 2002. The hotel, which will become the largest conference hotel in Australasia, will re-open in mid 2004.

Betting and Gaming Division
Business review
The division (excluding international gaming) has increased profits by 22.2% from £62.6 million to £76.5 million, building upon the success of the betting tax change in October of last year and the further development of eGaming. The conclusion, in April, of the drawn out negotiations with British racing over payments for the use of data and pictures has provided a stable platform for further growth.

Regulation and legislation
The Gambling Review is expected to be included in the Queen's Speech in Autumn 2003, followed by Royal Assent in the last quarter of 2004. It is expected that betting shops will be allowed to have up to four Jackpot or slot machines, with payouts of £500 and £25 respectively.

Side betting on the Lottery is unlikely to be allowed, but new resort destination casinos may be, offering potential for our hotel operations in locations such as Blackpool, Brighton and the Metropole in London.

We continue to believe that careful and evolutionary de-regulation and legislation will benefit our company and the economy significantly in the coming years.

Technology and development
Ladbrokes concluded the installation of 1,000 fixed odds betting terminals into 540 shops at the end of February, with a further 1,000 awaiting installation by the end of this year.

These terminals accommodate new bets using touch screen technology. Only Ladbrokes has the ability to run a networked system from its recently installed estate of electronic point of sale (EPOS) systems. This enables overnight download of bets to shops and a much more efficient means of communication than any of our competitors.

In parallel we have already installed 220 of our 1,900 shops with new systems to provide vastly improved visualisation of our shop screen presentation. The entire estate will be equipped by May 2003. This digital broadcast system means that shops can have tailor made broadcasts by shop or major conurbation e.g. Manchester. The system has a virtually endless data capacity providing the customer with the information they need for their choice of bets, which is ever increasing as more and more sports gain media exposure.

Ladbrokes, through its EPOS and touch screen betting facilities, continues to pioneer the use of mark sense (lottery style) slips to present and capture customers' bets. As betting volumes and opening hours have increased, this has given Ladbrokes the opportunity to cater for this extra volume more efficiently than most competitors.

In April, Ladbrokes and the betting industry signed a five year deal with the British Horseracing Board securing rights to pre-race data, which will continue to be collected and distributed by the Horserace Betting Levy Board until at least 2005. In May, an agreement was concluded with the 49 remaining British racecourses to secure betting shop picture rights. Both of these arrangements are sensible and ensure that betting and racing can move forward positively to grow their respective businesses. In August, a satisfactory three year agreement was also concluded with the football authorities over the use of the fixture list.

eGaming
The eGaming business continues to grow at encouraging levels and benefited from the global popularity of the World Cup. During the World Cup 1.2 million bets were placed from over 62,000 customers. The range of products, languages and speed of service continues to expand and is now available in eleven languages with tailored services in Norwegian, Danish, Finnish, Chinese and German.

Profit by business	30th June 2002 £m	30th June 2001 £m	31st Dec 2001 £m
Europe			
– retail betting	64.1	58.0	102.4
– telephone betting	4.7	1.6	3.6
– eGaming	5.1	0.2	2.0
Vernons	2.6	2.8	5.5
	76.5	62.6	113.5
International gaming	–	1.2	2.8
	76.5	63.8	116.3

The rapid draw keno style game *Balls* has been expanded and is proving to be extraordinarily popular. In addition, www.ladbrokespoker.com was launched in May and has already dealt its millionth hand. The site operates on a multi-player network basis and players simply register with Ladbrokes from their own PC, deposit funds and then join a game with other players from all over the world.

In May, it was also announced that Ladbrokes and Manchester United had joined forces in an exclusive four year arrangement to provide United's global fan base with betting and gaming services. In August, similar arrangements were announced to coincide with the start of the 2002/03 Premiership season with Arsenal and Liverpool.

Due to the extraordinary size and geographical reach of these clubs' fan bases, the clubs and Ladbrokes will cooperate on international marketing to secure global betting and gaming revenues, which will be shared by both parties. Ladbrokes' reach in both the UK, but more importantly overseas – particularly Asia/Pacific, is greatly enhanced in partnering these clubs.

The benefits of our one account service, enabling customers to bet with Ladbrokes with just one account on the telephone, internet or through digital TV, are helping to make betting easier with Ladbrokes. By the end of the year EPOS will facilitate an automated one account system in all of our shops.

Telephone betting
We have tested a speech recognition system as part of our continuing improvement of service to our telephone betting customers. We intend to make this service more widely available in early 2003.

Vernons
Vernons continues to perform well and also made the change to a gross profits taxation system for betting duty in April this year.

Operating results
Turnover (excluding international gaming) in the first half showed a 54.3% increase on the first half of 2001. In the UK, turnover benefited from the introduction of gross profits tax in October 2001 and the consequent abolition of customer deductions. Internationally, turnover grew as new markets were opened up and existing markets continued to grow. More importantly gross profit grew by 19.8% as customers in the UK took advantage of the increased value offered by the abolition of deductions and new customers were recruited internationally.

Shop turnover increased by 49.4% from £817.3 million to £1,220.7 million with average stake per slip up £1.24 to £7.53 for the period. The historic downward trend in slippage continues to be reversed with slippage increasing by 25.6%. The increase in turnover as a result of the introduction of gross profits tax is estimated at 42%.

In the shops business, horse margins continue to run above historical levels but down on last half year when disruption to form caused by the weather and foot and mouth boosted margin. Our retail betting operations in Ireland performed very strongly thanks to a 22.9% turnover increase and significantly increased profits. In Belgium the removal of gaming machines resulted in a reduction of profits but the core business showed encouraging growth.

Telephone betting profitability remained stable at £4.7 million in 2002 compared to £4.6 million in 2001 (before repatriation costs) mainly reflecting lower margins on increased turnover. Average stake per call has increased to £83.26 as higher staking customers continue to be recruited. Active customers have increased by 9.4% to 87,672 and there is further potential for growth as our customer base continues to broaden as well as the benefits of the introduction of gross profits tax.

The performance of eGaming continues to be encouraging, increasing profit to £5.1 million in 2002 from £0.2 million in 2001. Volumes continue to grow with sportsbook turnover increasing by 169% on last half year and casino cash drop increasing by 96%. The average stake on the sportsbook continues to increase in the first half at an average stake of £19.17. Total active customers have increased by 115.2% to 179,386 and we now have over 400,000 registrations across all of our sites.

Financial review
Trading summary
Turnover for the group has increased by £655.9 million to £2,567.7 million (2001: £1,911.8 million). Betting and Gaming, excluding the international gaming business ('Worldwide Betting'), increased £617.4 million to £1,754.5 million due mainly to the impact of the modernisation of betting duty, the World Cup and the strong growth in eGaming. Hotels division turnover of £812.1 million was £116.4 million ahead of last year (£695.7 million) with an increase of £181.3 million due to the acquisition of Scandic offsetting difficult trading conditions particularly in Europe.

Operating profit before goodwill amortisation and exceptional items decreased by £16.2 million (8.8%) to £167.7 million (2001: £183.9 million). Worldwide Betting improved by £13.9 million (22.2%) to £76.5 million benefiting from the increase in eGaming and UK retail profits and one-off repatriation costs in telephone betting last year. In the hotels division, profits of £97.8 million were £28.5 million below last year with the £13.9 million benefit of the Scandic acquisition more than offset by the adverse impact of 11 September and the global economic downturn.

Interest
The interest charge for the first half of £37.7 million is 4.8% lower than last year (£39.6 million), largely as a result of the lower average interest rates during the year.

Profit before tax
The operating profit decline was partially offset by the lower interest charge resulting in a 9.9% decrease in profit before taxation, exceptional items and goodwill amortisation to £130.0 million (2001: £144.3 million).

Exceptional items
There are no exceptional items in the period (2001: £35.0 million profit on disposals, mainly UK hotels).

Taxation
The group has adopted the provisions of FRS 19 'Deferred Tax' for the current financial year. The new accounting policy is described in Note 5 to the accounts. This restatement has resulted in a £181.9 million deferred tax provision being recognised at 1 January 2001 together with a related £37.4 million increase in goodwill.

The taxation charge for the first half of 2002 was £28.6 million, this represents an effective tax rate of 22.0% on profits before goodwill amortisation and exceptional items (2001: 21.06% as restated). This underlying rate is anticipated to be sustainable for the foreseeable future.

Earnings per share
Earnings per share (before the impact of goodwill amortisation and exceptional items) was 6.42 pence (2001: 7.53 pence as restated). This reflects the decrease in PBT and the impact of the shares issued on acquisition of Scandic.

Dividend
The Board has declared an interim dividend of 3.40 pence per share (2001: 3.40 pence per share). This dividend will be payable on 2 December 2002 to shareholders on the register on 6 September 2002.

Cash flow, capital expenditure and borrowings
Cash inflow from operating activities in the first half of 2002 was £211.8 million, £17.9 million higher than in 2001 (£193.9 million), due largely to favourable working capital movements.

Capital expenditure on intangible and operating assets of £85.2 million was £9.4 million below that in 2001 (£94.6 million). Expenditure commitment remains tightly controlled in the current economic conditions.

Interest, tax and equity dividend outflows for the first half amounted to £132.2 million compared to £134.5 million in 2001, with lower interest costs and tax payments being largely offset by the increase in dividends paid.

At 30 June 2002, the Group had net borrowings of £1,511.9 million compared to £1,473.9 million at 31 December 2001 reflecting an adverse exchange translation impact of £48.6 million partially offset by cash inflows.

Outlook
The prospects for the betting and gaming division remain positive for the rest of the year and beyond. The timing of an upturn in global travel remains uncertain but the hotel division has positioned itself well to benefit from the recovery when it comes.

David Michels

David Michels, Group Chief Executive
29 August 2002

Unaudited consolidated profit and loss account

	Half year to 30th June 2002		Half year to 30th June 2001 (as restated)		31st December [...] (as res[...]	
	Before exceptional items and goodwill amortisation £m	Total £m	Before exceptional items and goodwill amortisation £m	Total £m	Before exceptional items and goodwill amortisation £m	[...]
Turnover – continuing operations	2,567.7	2,567.7	1,911.8	1,911.8	4,161.8	4,16[...]
Cost of sales before goodwill amortisation and depreciation	(2,270.9)	(2,270.9)	(1,633.0)	(1,633.0)	(3,601.0)	(3,64[...]
Goodwill amortisation	–	(34.8)	–	(20.3)	–	(5[...]
Depreciation and amounts written off tangible and intangible fixed assets	(70.0)	(70.0)	(55.4)	(55.4)	(120.6)	(13[...]
Cost of sales	(2,340.9)	(2,375.7)	(1,688.4)	(1,708.7)	(3,721.6)	(3,827[...]
Gross profit	226.8	192.0	223.4	203.1	440.2	334[...]
Administrative expenses	(66.1)	(66.1)	(44.3)	(44.3)	(94.8)	(94[...]
Group operating profit – continuing operations	160.7	125.9	179.1	158.8	345.4	239.[...]
Share of results from associated undertakings	7.0	7.0	4.8	4.8	13.8	13.[...]
Share of goodwill amortisation of associated undertakings	–	(0.2)	–	–	–	(0.[...]
Total operating profit	167.7	132.7	183.9	163.6	359.2	253.[...]
Continuing operations:						
Profit on tangible fixed assets	–	–	–	29.6	–	24.9
Profit on sale or termination of operations	–	–	–	1.5	–	1.5
Provision for losses on fixed assets pending sale	–	–	–	–	–	(6.5[...]
Discontinued operations:						
Profit on sale of investment properties	–	–	–	3.9	–	3.9
Profit before interest	167.7	132.7	183.9	198.6	359.2	277.2
EBITDA	237.7	237.7	239.3	274.3	479.8	462.8
Interest	(37.7)	(37.7)	(39.6)	(39.6)	(79.0)	(79.0
Profit on ordinary activities before taxation	130.0	95.0	144.3	159.0	280.2	198.2
Tax on profit on ordinary activities	(28.6)	(28.6)	(30.4)	(31.2)	(59.0)	(59.8
Profit on ordinary activities after taxation	101.4	66.4	113.9	127.8	221.2	138.4
Equity minority interests	(0.1)	(0.1)	(0.2)	(0.2)	(0.3)	(0.3
Profit attributable to shareholders	101.3	66.3	113.7	127.6	220.9	138.1
Dividends	(53.7)	(53.7)	(53.5)	(53.5)	(140.6)	(140.6
Transferred to/(from) reserves	47.6	12.6	60.2	74.1	80.3	(2.5
Earnings per share						
– basic	6.42p	4.20p	7.53p	8.45p	14.30p	8.94p
– diluted	6.39p	4.18p	7.51p	8.43p	14.26p	8.91p

Consolidated balance sheet

	30th June 2002 £m	30th June 2001 (as restated) £m	31st Dec 2001 (as restated) £m
Intangible assets	1,707.6	1,701.9	1,687.9
Operating assets	2,820.2	2,839.0	2,825.0
Investments	109.2	109.7	101.9
	4,637.0	4,650.6	4,614.8
Assets held for resale	2.7	2.8	2.7
Stocks	19.9	23.0	22.5
Debtors	397.9	449.3	400.8
Creditors and provisions	(992.0)	(1,020.4)	(1,023.4)
	(571.5)	(545.3)	(597.4)
Net borrowings	(1,511.9)	(1,497.1)	(1,473.9)
	2,553.6	2,608.2	2,543.5
Capital and reserves			
Called up share capital	158.0	157.3	157.8
Share premium account	1,717.9	1,703.5	1,713.9
Shares to be issued	–	6.9	–
Revaluation reserve	289.7	198.0	292.7
Other reserve	158.2	158.2	158.2
Profit and loss account	226.3	380.0	216.5
Equity shareholders' funds	2,550.1	2,603.9	2,539.1
Equity minority interests	3.5	4.3	4.4
	2,553.6	2,608.2	2,543.5

Statement of total recognised gains and losses

	Half year to 30th June 2002 £m	Half year to 30th June 2001 (as restated) £m	Year to 31st Dec 2001 (as restated) £m
Profit attributable to shareholders	66.3	127.6	138.1
Currency translation differences on foreign currency net investments net of taxation	(5.7)	(3.8)	4.8
Total recognised gains and losses for the period	60.6	123.8	142.9
Prior year adjustments relating to deferred tax	(149.5)		
Total recognised gains and losses since last annual report	(88.9)		

Consolidated cash flow statement

	Half year to 30th June 2002 £m	Half year to 30th June 2001 £m	Year to 31st Dec 2001 £m
Net cash inflow from operating activities	211.8	193.9	445.7
Dividends received from associated undertakings	0.3	0.3	0.3
Returns on investments and servicing of finance			
Net interest paid	(23.2)	(29.9)	(78.6)
Net cash outflow from returns on investments and servicing of finance	(23.2)	(29.9)	(78.6)
Taxation			
UK corporation tax paid	(5.9)	(9.8)	(21.6)
Overseas tax paid	(16.0)	(15.6)	(34.3)
Tax paid	(21.9)	(25.4)	(55.9)
Capital expenditure and financial investment			
Payments for intangible and operating assets	(85.2)	(94.6)	(187.2)
Payments for fixed asset investments	–	–	(0.5)
Receipts from sales of intangible and operating assets	6.7	352.5	364.7
Receipts from sales of fixed asset investments	1.0	–	–
Receipts from sales of investment properties	–	11.3	11.3
Net cash (outflow)/inflow for capital expenditure and financial investment	(77.5)	269.2	188.3
Acquisitions and disposals			
Acquisition of subsidiaries	–	(430.2)	(457.8)
Cash acquired with subsidiaries	–	5.3	5.3
Disposal of subsidiaries	6.6	18.4	18.4
Net cash disposed with subsidiaries	(1.6)	(5.2)	(5.2)
Loans to associates	(0.2)	(0.1)	(0.1)
Purchase of interests in associates	(1.3)	(2.8)	(3.5)
Net cash inflow/(outflow) from acquisitions and disposals	3.5	(414.6)	(442.9)
Equity dividends paid	(87.1)	(79.2)	(132.8)
Cash inflow/(outflow) before use of liquid resources and financing	5.9	(85.7)	(75.9)
Opening net borrowings	(1,473.9)	(1,374.3)	(1,374.3)
Net cash inflow/(outflow)	5.9	(85.7)	(75.9)
Exchange movements	(48.6)	3.1	13.3
Issue of ordinary share capital	4.1	3.1	6.3
Borrowings acquired with subsidiaries	–	(43.3)	(43.3)
Other non-cash movements	0.6	–	–
Closing net borrowings	(1,511.9)	(1,497.1)	(1,473.9)

Notes to the accounts

1 Basis of reporting

a) The financial statements have been prepared on the basis of the accounting policies set out in the group's 2001 statutory accounts, except that Financial Reporting Standard 19 'Deferred Tax' has been adopted. The new accounting policy for deferred tax is as follows:

Deferred tax accounting policy

Deferred tax is recognised as an asset or liability, at appropriate rates, in respect of transactions and events recognised in the financial statements of the current and previous periods which give the entity a right to pay less, or an obligation to pay more tax in future periods. Deferred tax assets are only recognised to the extent it is probable that there will be suitable taxable profits from which they can be recovered.

No provision is made for any taxation on capital gains that could arise from the future disposal of any fixed assets shown in the accounts at valuation, except to the extent that gains or losses expected to arise on the sale of such assets have been recognised in the profit and loss account.

Long-term deferred tax balances are not discounted.'

The effects of this change in policy are summarised in note 6 to the accounts.

The statements were approved by a duly appointed and authorised committee of the Board of Directors on 29th August 2002 and are unaudited. The auditors have carried out a review and their report is set out on page 12.

b) The financial information set out in this document in respect of the year ended 31st December 2001 does not constitute the group's statutory accounts for the year ended 31st December 2001. The auditors' report on the statutory accounts for 2001 was unqualified and did not contain a statement under section 237 of the Companies Act 1985. Statutory accounts for 2001 have been delivered to the Registrar of Companies.

2 Turnover and profit by activity

Half year to 30th June 2002	Turnover £m	Profit before exceptional items and goodwill amortisation £m	Profit after exceptional items and goodwill amortisation £m
Continuing operations:			
Hotels	812.1	97.8	62.8
Betting and Gaming	1,755.6	76.5	76.5
Central costs and income	–	(6.6)	(6.6)
	2,567.7	167.7	132.7
Interest	–	(37.7)	(37.7)
	2,567.7	130.0	95.0

Goodwill amortisation of £(35.0)m all relates to Hotels. There are no exceptional items.

Half year to 30th June 2001	Turnover £m	Profit before exceptional items and goodwill amortisation £m	Profit after exceptional items and goodwill amortisation (as restated) £m
Continuing operations:			
Hotels	695.7	126.3	135.6
Betting and Gaming	1,216.1	63.8	65.3
Central costs and income	–	(6.2)	(6.2)
	1,911.8	183.9	194.7
Discontinued operations	–	–	3.9
	1,911.8	183.9	198.6
Interest	–	(39.6)	(39.6)
	1,911.8	144.3	159.0

Goodwill amortisation of £(20.3)m all relates to Hotels. Exceptional items of £35.0m are split between Hotels £29.6m, Betting and Gaming £1.5m and discontinued operations £3.9m.

Notes to the accounts

2 Turnover and profit by activity (continued)

Year to 31st December 2001	Turnover £m	Profit before exceptional items and goodwill amortisation £m	Profit after exceptional items and goodwill amortisation (as restated) £m
Continuing operations:			
Hotels	1,540.7	255.3	167.9
Betting and Gaming	2,621.1	116.3	117.8
Central costs and income	–	(12.4)	(12.4)
	4,161.8	359.2	273.3
Discontinued operations	–	–	3.9
	4,161.8	359.2	277.2
Interest	–	(79.0)	(79.0)
	4,161.8	280.2	198.2

Goodwill amortisation of £(53.9)m all relates to Hotels. Exceptional items of £(28.1)m are split between Hotels £(33.5)m, Betting and Gaming £1.5m and discontinued operations £3.9m.

3 Exceptional items

	Half year to 30th June 2002 £m	Half year to 30th June 2001 £m	Year t 31st Dec 200 £r
Operating items			
Amounts written off tangible and intangible fixed assets and investments (i)	–	–	(27.
Costs associated with Scandic integration (ii)	–	–	(24.
Total operating exceptional items	–	–	(51.
Non-operating items			
Continuing operations:			
Profit on tangible fixed assets:			
Profit on sale of UK hotels	–	29.6	29.
Loss on disposal of other tangible fixed assets	–	–	(4.
	–	29.6	24.
Profit on sale or termination of operations (iii)	–	1.5	1.
Provision for losses on fixed assets pending sale	–	–	(6.
Discontinued operations:			
Profit on sale of investment properties	–	3.9	3.
Total non-operating exceptional items	–	35.0	23.
Exceptional items before taxation	–	35.0	(28.
Taxation thereon (iv)	–	(0.8)	(0.
Exceptional items after taxation	–	34.2	(28.

(i) Amounts written off tangible and intangible fixed assets and investments in the year ended 31st December 2001 comprise impairment in the value of hotels and healthclubs across the estate of £11.1m and £16.3m relating to impairment of investments.

(ii) Costs associated with the Scandic integration for the year ended 31st December 2001 include redundancy and other costs of integrating the Scandic business into the group.

(iii) The profit on sale or termination of operations in the half year ended 30th June 2001 and the year ended 31st December 2001 relates to non-European betting and gaming businesses and is stated after deduction of £10.1m of goodwill previously written off to reserves.

(iv) The tax charge for the half year ended 30th June 2001 and the year ended 31st December 2001 relates to non-operating exceptional items.

Notes to the accounts

4 Interest
The interest charge is net of interest receivable of £4.5m (June 2001: £4.1m; December 2001: £5.7m). The interest charge is covered 4.4 times (June 2001: 4.6 times; December 2001: 4.5 times) by profit before exceptional items and goodwill amortisation.

5 Reconciliation of operating profit to net cash inflow from operating activities

	Half year to 30th June 2002 £m	Half year to 30th June 2001 (as restated) £m	Year to 31st Dec 2001 (as restated) £m
Total operating profit	132.7	163.6	253.4
Depreciation	70.0	55.4	120.6
Amounts written off tangible and intangible fixed assets and investments	–	–	27.4
Amortisation of subsidiary goodwill	34.8	20.3	53.7
Decrease in assets held for resale	–	–	0.1
Decrease in stocks	0.8	3.0	4.1
Decrease/(increase) in debtors	5.0	(18.7)	10.6
Decrease in creditors	(22.8)	(20.4)	(3.3)
Decrease in provisions	(0.7)	(1.3)	(3.7)
Share of profits from associated undertakings	(7.0)	(4.8)	(13.8)
Amortisation of associated undertaking goodwill	0.2	–	0.2
Other items	(1.2)	(3.2)	(3.6)
Net cash inflow from operating activities	211.8	193.9	445.7

6 Prior year adjustment – FRS 19
The group has adopted the provisions of FRS 19 'Deferred Tax' for the current financial year. The new accounting policy is described in note 1 to the accounts. As a result of this change in accounting policy, the comparatives have been restated as follows:

(a) Consolidated balance sheet

30th June 2001	Intangible assets £m	Creditors & provisions £m	Net assets £m	Profit & loss reserves £m	Equity Shareholders' funds £m
2001 as previously reported	1,665.5	(837.0)	2,755.2	527.0	2,750.9
Adoption of FRS 19 at 1st January 2001 (i)	–	(140.9)	(140.9)	(140.9)	(140.9)
Tax charge for 2001 (ii)	–	(1.5)	(1.5)	(1.5)	(1.5)
Restatement of goodwill at 1st January 2001 (iii)	37.4	(41.0)	(3.6)	(3.6)	(3.6)
Restatement of goodwill amortisation for 2001 (iv)	(1.0)	–	(1.0)	(1.0)	(1.0)
2001 restated	1,701.9	(1,020.4)	2,608.2	380.0	2,603.9

31st December 2001	Intangible assets £m	Creditors & provisions £m	Net assets £m	Profit & loss reserves £m	Equity Shareholders' funds £m
2001 as previously reported	1,652.5	(838.5)	2,693.0	366.0	2,688.6
Adoption of FRS 19 at 1st January 2001 (i)	–	(140.9)	(140.9)	(140.9)	(140.9)
Tax charge for 2001 (ii)	–	(3.0)	(3.0)	(3.0)	(3.0)
Restatement of goodwill at 1st January 2001 (iii)	37.4	(41.0)	(3.6)	(3.6)	(3.6)
Restatement of goodwill amortisation for 2001 (iv)	(2.0)	–	(2.0)	(2.0)	(2.0)
2001 restated	1,687.9	(1,023.4)	2,543.5	216.5	2,539.1

(i) Previously unrecognised timing differences.
(ii) Tax charge relating to previously unrecognised, timing differences.
(iii) Stakis goodwill increased due to purchased, previously unrecognised, timing differences.
(iv) Amortisation on extra Stakis goodwill after applying accounting policy as stated in note 1.

Notes to the accounts

6 Prior year adjustment – FRS 19 (continued)
(b) Consolidated profit and loss account

Half year to 30th June 2001	Subsidiary goodwill amortisation £m	Taxation* £m	Transfer to reserves* £m
2001 as previously reported	(19.3)	(29.7)	76.6
Adoption of FRS 19	(1.0)	(1.5)	(2.5)
2001 restated	(20.3)	(31.2)	74.1

Year to 31st December 2001	Subsidiary goodwill amortisation £m	Taxation* £m	Transfer to/(from) reserves* £m
2001 as previously reported	(51.7)	(56.8)	2.5
Adoption of FRS 19	(2.0)	(3.0)	(5.0)
2001 restated	(53.7)	(59.8)	(2.5)

* After goodwill amortisation and exceptional items.

The impact of adoption of FRS 19 on the results for the half year to 30th June 2002 amounts to:
(i) Goodwill amortisation – £1.0m
(ii) Taxation charge – an increase of £2.6m or two percentage points on the tax rate.

Independent review report to Hilton Group plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 30th June 2002, which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses and the related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. The comparatives for the year ended 31st December 2001 are extracted from the annual report for the period, unless they have otherwise been disclosed as having been restated.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th June 2002.

Ernst and Young LLP
London, 29th August 2002

Shareholder information

Financial calendar

2002 half year results and interim dividend announced	29th August 2002
Interim dividend to be paid to shareholders registered on 6th September 2002	2nd December 2002
2002 full year results and recommended final dividend to be announced	27th February 2003
Annual General Meeting	16th May 2003

Share price information
Hilton Group's share price is broadcast on BBC1 Ceefax, page 226, BBC2 Ceefax, page 222, Sky News, page 333 and on Channel 4 Teletext, page 527. It also appears in the financial columns of the national press.

Share dealing service
A dealing service for Hilton Group shares is available through The Share Centre Ltd.
For further details please contact:
The Share Centre Ltd
Hilton Group Share Dealing Enquiries
PO Box 2000, Aylesbury, Bucks HP21 8ZB
Telephone 01296 414243

UK tax on capital gains
A leaflet for UK capital gains purposes, which includes details of rights and capitalisation issues which have occurred since 31st March 1982, is available from the Secretary, at the registered and corporate office.

Shareholder information/enquiries
For all administrative enquiries relating to your shareholding, such as queries concerning dividend payments, notification of change of address or the loss of a share certificate, contact the company's registrar:

Computershare Investor Services PLC,
PO Box 435, Owen House,
8 Bankhead Crossway North,
Edinburgh EH11 4BR
Telephone: 0870 702 0127
Website: www-uk.computershare.com/investor

Communicating with shareholders electronically
On the Computershare website shareholders can register to receive communications by email rather than in paper form.

Useful telephone numbers

Hotel reservations
UK telephone 0845 758 1595
USA telephone 1 800 HILTONS
www.hilton.com

LivingWell Health Clubs
For your nearest club call
0800 136 636
www.livingwell.co.uk

UK off-track and telephone betting and eGaming
Customer enquiries
0870 556 1060
www.ladbrokes.com
www.ladbrokescasino.com
www.ladbrokespoker.com

Vernons Pools
Customer enquiries 0800 622 249
www.vernons.co.uk

Registered and corporate office address
Hilton Group plc
Maple Court, Central Park
Reeds Crescent, Watford
Herts WD24 4QQ
Telephone 020 7856 8000
www.hiltongroup.com

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Corporate stockbrokers
Deutsche Bank AG, London
Merrill Lynch International Limited

Solicitors
S J Berwin & Co
Slaughter and May

Principal UK bankers
Barclays Bank PLC
The Royal Bank of Scotland plc

Designed and produced by BamberForsyth:Fitch
Printed by CTD Capita

Hilton Group plc
Maple Court, Central Park,
Reeds Crescent, Watford
Herts WD24 4QQ

020 7856 8000
www.hiltongroup.com



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